EXHIBIT 3.2

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

The name of the corporation is Gemstar-TV Guide International, Inc. (the “Corporation”). This Amendment to the Certificate of Incorporation has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware. The text of the Certificate of Incorporation of the Corporation is hereby amended as follows:

1.	Section A of Article V of the Certificate of Incorporation is hereby amended such that it shall read in its entirety as follows:

“SECTION A

NUMBER OF DIRECTORS

The governing body of the Corporation shall be a Board of Directors. The number of directors shall not be less than three (3) and the exact number of directors shall be determined from time to time by action taken by the affirmative vote of not less than a majority of the total number of members of the Board of Directors then authorized. No series of Preferred Stock shall be entitled to elect any additional directors, although the terms of any series of Preferred Stock may provide that the shares of such series are entitled to vote in elections of directors.”

2.	Section B of Article V of the Certificate of Incorporation is hereby amended such that it shall read in its entirety as follows:

“SECTION B

TERM OF OFFICE

The Corporation shall have three classes of directors: Class I, Class II and Class III. Each class of directors shall consist of a number of directors equal as nearly as practicable to one-third of the then authorized number of members of the Board of Directors. The initial term of office of the Class I Directors shall expire at the annual meeting of stockholders in 2003; the initial term of office of the Class II Directors shall expire at the annual meeting of stockholder in 2002; and the initial term of office of the Class III Directors shall expire at the annual meeting of stockholders in 2001. At each annual meeting of stockholders of the Corporation, the successors of that class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of such election. The directors of each class will hold office until their respective death, resignation or removal and until their respective successors are elected and qualified.”

3.	Section F of Article V of the Certificate of Incorporation is hereby amended such that it shall read in its entirety as follows:

“SECTION F

AMENDMENT OF BY-LAWS

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors, by action taken by the affirmative vote of not less than a majority of the total number of members of the Board of Directors then authorized, is hereby expressly authorized and empowered to adopt, amend or repeal any provision of the By-laws of this Corporation, including any provision of the By-laws adopted by the affirmative vote of the Corporation’s stockholders.”

4.	The aforesaid amendment was duly adopted by the stockholders of the Corporation by at least sixty-six and two-thirds percent of the votes outstanding and entitled to vote at the Annual Meeting of Stockholders held on May 20, 2003.

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Incorporation which has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, has been executed by Stephen H. Kay, its Executive Vice President, General Counsel and Secretary, this 20th day of May, 2003.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

By:	/s/ Stephen H. Kay
Name:	Stephen H. Kay
Title:	Executive Vice President, General Counsel and Secretary